SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
ANGI Homeservices Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
00183L102
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 13, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,692,277

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,692,277

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,692,277

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,439,432

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,439,432

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,439,432

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,321,958

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,321,958

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,321,958

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,321,958

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,321,958

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,321,958

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lugard Road Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

502,928

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

502,928

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,928

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lugard Road Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

502,928

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

502,928

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,928

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,453,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,453,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,453,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lugard Road Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

502,928

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

502,928

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,928

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,956,595

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,956,595

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,956,595

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,956,595

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,956,595

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,956,595

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

502,928

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

502,928

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,928

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,956,595

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,956,595

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,956,595

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 is being filed solely to adjust the allocations initially reported in the original Schedule 13D among Luxor Capital Partners, LP , Luxor Wavefront, LP, Luxor Capital Partners Offshore Master Fund, LP and Luxor Capital Partners Offshore, Ltd. This adjustment reflects the correct allocations among such persons as of the April 13, 2018 trade date that triggered the original Schedule 13D filing.  For clarity, none of the Reporting Persons (as defined below) acquired an additional beneficial ownership interest in any equity securities of the Issuer (as defined below), nor of any person controlling the Issuer, since April 13, 2018.  This Amendment No. 1 otherwise amends and restates the Schedule 13D in its entirety.
Item 1.	Security and Issuer.
This statement relates to the Class A Common Stock, par value $0.001 per share (the "Class A Shares"), of ANGI Homeservices Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 14023 Denver West Parkway, Building 64, Golden, CO 80401.
Item 2.	Identity and Background.
(a) This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the "Onshore Fund"), Luxor Wavefront, LP, a Delaware limited partnership (the "Wavefront Fund"), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Offshore Master Fund"), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the "Offshore Feeder Fund"), Lugard Road Capital Master Fund, LP, a Cayman Islands limited partnership (the "Lugard Master Fund"), Lugard Road Capital, LP, a Delaware limited partnership (the "Lugard Feeder Fund" and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, Offshore Feeder Fund and the Lugard Master Fund, the "Luxor Funds"), LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings"), Lugard Road Capital GP, LLC, a Delaware limited liability company ("Lugard GP"), Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group"), Luxor Management, LLC, a Delaware limited liability company ("Luxor Management"), Jonathan Green and Christian Leone.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund.  By virtue of this relationship, the Offshore Feeder Fund may be deemed to beneficially own the Class A Shares owned directly by the Offshore Master Fund.
The Lugard Master Fund is a subsidiary of the Lugard Feeder Fund.  By virtue of this relationship, the Lugard Feeder Fund may be deemed to beneficially own the Class A Shares owned directly by the Lugard Master Fund.
LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Class A Shares owned directly by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.
Lugard GP is the general partner of the Lugard Master Fund. By virtue of this relationship, Lugard GP may be deemed to beneficially own the Class A Shares owned directly by the Lugard Master Fund.
Each of Messrs. Leone and Green is a managing member of Lugard GP and, accordingly, may be deemed to beneficially own the Class A Shares owned directly by the Lugard Master Fund.
Luxor Capital Group acts as the investment manager of the Luxor Funds.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Class A Shares owned directly by the Onshore Fund, the Wavefront Fund, the Lugard Master Fund and the Offshore Master Fund.
Set forth on Schedule A attached hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund.  To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The business address of each of the Onshore Fund, the Wavefront Fund, the Lugard Feeder Fund, Luxor Capital Group, Luxor Management, Lugard GP, LCG Holdings, Mr. Green and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(c) The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of Lugard GP is serving as the general partner of the Lugard Feeder Fund and the Lugard Master Fund.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.  Mr. Green's principal occupation is serving as a managing member of Lugard GP and an employee of Luxor Capital Group.  Mr. Leone's principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings and as a managing member of Lugard GP.
(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, the Lugard Feeder Fund, Lugard GP, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Each of Messrs. Green and Leone is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
A total of approximately $172,631,352 was paid to acquire the Class A Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon other factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Class A Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer's: operations, management, certificate of incorporation and bylaws, composition of the Board of Directors or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof by stock sale, merger, asset sale or tender offer or other means, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Class A Shares reported owned by each person named herein is based upon 63,066,193 Class A Shares outstanding as of February 2, 2018, which is the total number of Class A Shares outstanding as reported in the Issuer's Annual Report filed on Form 10-K with the Securities and Exchange Commission on March 14, 2018.
As of the date hereof, the Onshore Fund may be deemed to have beneficially owned 6,692,277 Class A Shares, the Offshore Master Fund may be deemed to have beneficially owned 4,321,958 Class A Shares, the Lugard Master Fund may be deemed to have beneficially owned 502,928 and the Wavefront Fund may be deemed to have beneficially owned 1,439,432 Class A Shares, constituting approximately 10.6%, approximately 6.9%, less than 1% and approximately 2.3%, respectively, of the outstanding Class A Shares.
The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the 4,321,958 Class A Shares beneficially owned by the Offshore Master Fund, constituting approximately 6.9% of the outstanding Class A Shares.
The Lugard Feeder Fund, as the owner of a controlling interest in the Lugard Master Fund, may be deemed to have beneficially owned the 502,928 Class A Shares beneficially owned by the Lugard Master Fund, constituting less than 1% of the outstanding Class A Shares.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, may be deemed to have beneficially owned the 12,453,667 Class A Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, constituting approximately 19.7% of the outstanding Class A Shares.
Lugard GP, as the general partner of the Lugard Master Fund, may be deemed to have beneficially owned the 502,928 Class A Shares beneficially owned in the aggregate by the Lugard Master Fund, constituting less than 1% of the outstanding Class A Shares.
Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to have beneficially owned the 12,956,595 Class A Shares owned in the aggregate by the Luxor Funds, constituting approximately 20.5% of the outstanding Class A Shares.
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 12,956,595 Class A Shares beneficially owned by Luxor Capital Group, constituting approximately 20.5% of the outstanding Class A Shares.
Mr. Green, as a managing member of the Lugard GP, may be deemed to have beneficially owned the 502,928 Class A Shares owned by the Lugard GP, constituting less than 1% of the outstanding Class A Shares.
Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 12,956,595 Class A Shares owned by Luxor Management, constituting approximately 20.5% of the outstanding Class A Shares.

(b) Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares beneficially owned by the Onshore Fund.
Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares beneficially owned by the Wavefront Fund.

Each of the Lugard Master Fund, the Lugard Feeder Fund, Lugard GP, Luxor Capital Group, Luxor Management, Mr. Green and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares beneficially owned by the Lugard Master Fund.
Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Shares beneficially owned by the Offshore Master Fund.
(c) The transactions effected during the past 60 days by the Reporting Persons are set forth on Schedule B attached hereto.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On April 17, 2018, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement.
99.2 Powers of Attorney.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	April 17, 2018
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL MASTER FUND, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL GP, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
1.	Don Seymour DMS House, P.O. Box 2587 20 Genesis Close George Town Grand Cayman, KY1-1103 Cayman Islands
Mr. Seymour is an employee of DMS Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell Maples Fiduciary Services PO Box 1093, Boundary Hall Cricket Square Grand Cayman KY1-1102 Cayman Islands
Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3. Christian Leone (See Item 2)

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER EFFECTED DURING THE PAST 60 DAYS BY THE REPORTING PERSONS
Class of Security	Amount of Securities Purchased/Sold) Price ($)		Date of Transactions

LUXOR CAPITAL PARTNERS, LP

Class A Common Stock	432,030	13.5000	4/13/2018
Class A Common Stock	2,466	13.3415	4/6/2018
Class A Common Stock	36,366	13.3820	4/6/2018
Class A Common Stock	14,927	13.3920	4/6/2018
Class A Common Stock	80,254	13.5500	4/6/2018
Class A Common Stock	56,440	13.5256	4/5/2018
Class A Common Stock	10,736	13.5574	4/5/2018
Class A Common Stock	53,448	13.0293	4/4/2018
Class A Common Stock	5,184	13.0523	4/4/2018
Class A Common Stock	4,116	13.1090	4/4/2018
Class A Common Stock	53,720	13.5399	3/29/2018
Class A Common Stock	53,742	13.5500	3/28/2018
Class A Common Stock	5,110	13.5095	3/27/2018
Class A Common Stock	134,447	13.5500	3/27/2018
Class A Common Stock	7,115	14.0292	3/26/2018
Class A Common Stock	50,540	14.0850	3/23/2018
Class A Common Stock	41,170	14.0992	3/23/2018
Class A Common Stock	20,216	14.1782	3/23/2018
Class A Common Stock	13,453	14.1280	3/22/2018
Class A Common Stock	19,928	14.1497	3/22/2018
Class A Common Stock	188,348	14.4310	3/20/2018
Class A Common Stock	26,918	14.4142	3/19/2018
Class A Common Stock	47,000	14.4761	3/19/2018
Class A Common Stock	6,382	15.4050	3/15/2018
Class A Common Stock	25,749	15.5000	3/15/2018
Class A Common Stock	14,122	15.2106	3/7/2018
Class A Common Stock	297,314	15.3000	3/7/2018
Class A Common Stock	79,553	14.8782	3/1/2018
Class A Common Stock	1,174,472	14.8800	3/1/2018
Class A Common Stock	402,399	14.9730	3/1/2018
Class A Common Stock	53,956	14.8010	2/28/2018
Class A Common Stock	26,229	15.0072	2/27/2018
Class A Common Stock	34,864	15.0944	2/27/2018
Class A Common Stock	22,629	14.9776	2/26/2018
Class A Common Stock	5,138	14.6935	2/23/2018
Class A Common Stock	38,344	14.7052	2/23/2018
Class A Common Stock	2,329	14.9499	2/22/2018
Class A Common Stock	17,415	14.9999	2/22/2018
Class A Common Stock	42,431	15.0191	2/22/2018
Class A Common Stock	592	14.9347	2/21/2018
Class A Common Stock	418	14.9392	2/21/2018
Class A Common Stock	8,707	14.9776	2/21/2018
Class A Common Stock	6,343	14.9885	2/21/2018
Class A Common Stock	70	14.2900	2/20/2018
Class A Common Stock	21,383	14.4609	2/20/2018
Class A Common Stock	25,774	13.9495	2/16/2018
Class A Common Stock	33,089	13.8410	2/15/2018
Class A Common Stock	17,660	14.0086	2/15/2018
Class A Common Stock	29,744	14.0775	2/14/2018
Class A Common Stock	43,771	14.1864	2/14/2018
Class A Common Stock	31,925	13.8194	2/13/2018
Class A Common Stock	3,504	13.3441	2/12/2018

LUXOR WAVEFRONT, LP

Class A Common Stock	96,075	13.5000	4/13/2018
Class A Common Stock	547	13.3415	4/6/2018
Class A Common Stock	8,065	13.3820	4/6/2018
Class A Common Stock	3,310	13.3920	4/6/2018
Class A Common Stock	17,798	13.5500	4/6/2018
Class A Common Stock	12,550	13.5256	4/5/2018
Class A Common Stock	2,387	13.5574	4/5/2018
Class A Common Stock	11,937	13.0293	4/4/2018
Class A Common Stock	1,158	13.0523	4/4/2018
Class A Common Stock	919	13.1090	4/4/2018
Class A Common Stock	11,687	13.5399	3/29/2018
Class A Common Stock	11,648	13.5500	3/28/2018
Class A Common Stock	1,100	13.5095	3/27/2018
Class A Common Stock	28,961	13.5500	3/27/2018
Class A Common Stock	1,541	14.0292	3/26/2018
Class A Common Stock	10,911	14.0850	3/23/2018
Class A Common Stock	8,888	14.0992	3/23/2018
Class A Common Stock	4,364	14.1782	3/23/2018
Class A Common Stock	2,889	14.1280	3/22/2018
Class A Common Stock	4,279	14.1497	3/22/2018
Class A Common Stock	40,447	14.4310	3/20/2018
Class A Common Stock	5,761	14.4142	3/19/2018
Class A Common Stock	10,058	14.4761	3/19/2018
Class A Common Stock	1,361	15.4050	3/15/2018
Class A Common Stock	5,491	15.5000	3/15/2018
Class A Common Stock	3,003	15.2106	3/7/2018
Class A Common Stock	63,232	15.3000	3/7/2018
Class A Common Stock	16,868	14.8782	3/1/2018
Class A Common Stock	249,035	14.8800	3/1/2018
Class A Common Stock	85,324	14.9730	3/1/2018
Class A Common Stock	11,425	14.8010	2/28/2018
Class A Common Stock	5,523	15.0072	2/27/2018
Class A Common Stock	7,341	15.0944	2/27/2018
Class A Common Stock	4,765	14.9776	2/26/2018
Class A Common Stock	1,082	14.6935	2/23/2018
Class A Common Stock	8,074	14.7052	2/23/2018
Class A Common Stock	492	14.9499	2/22/2018
Class A Common Stock	3,682	14.9999	2/22/2018
Class A Common Stock	8,971	15.0191	2/22/2018
Class A Common Stock	125	14.9347	2/21/2018
Class A Common Stock	88	14.9392	2/21/2018
Class A Common Stock	1,841	14.9776	2/21/2018
Class A Common Stock	1,341	14.9885	2/21/2018
Class A Common Stock	15	14.2900	2/20/2018
Class A Common Stock	4,520	14.4609	2/20/2018
Class A Common Stock	5,449	13.9495	2/16/2018
Class A Common Stock	6,995	13.8410	2/15/2018
Class A Common Stock	3,733	14.0086	2/15/2018
Class A Common Stock	6,323	14.0775	2/14/2018
Class A Common Stock	9,305	14.1864	2/14/2018
Class A Common Stock	6,751	13.8194	2/13/2018
Class A Common Stock	736	13.3441	2/12/2018

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Class A Common Stock	279,360	13.5000	4/13/2018
Class A Common Stock	1,596	13.3415	4/6/2018
Class A Common Stock	23,539	13.3820	4/6/2018
Class A Common Stock	9,662	13.3920	4/6/2018
Class A Common Stock	51,948	13.5500	4/6/2018
Class A Common Stock	36,555	13.5256	4/5/2018
Class A Common Stock	6,954	13.5574	4/5/2018
Class A Common Stock	34,615	13.0293	4/4/2018
Class A Common Stock	3,358	13.0523	4/4/2018
Class A Common Stock	2,665	13.1090	4/4/2018
Class A Common Stock	34,593	13.5399	3/29/2018
Class A Common Stock	34,610	13.5500	3/28/2018
Class A Common Stock	3,290	13.5095	3/27/2018
Class A Common Stock	86,592	13.5500	3/27/2018
Class A Common Stock	4,583	14.0292	3/26/2018
Class A Common Stock	32,549	14.0850	3/23/2018
Class A Common Stock	26,515	14.0992	3/23/2018
Class A Common Stock	13,020	14.1782	3/23/2018
Class A Common Stock	8,658	14.1280	3/22/2018
Class A Common Stock	12,825	14.1497	3/22/2018
Class A Common Stock	121,205	14.4310	3/20/2018
Class A Common Stock	17,321	14.4142	3/19/2018
Class A Common Stock	30,242	14.4761	3/19/2018
Class A Common Stock	4,106	15.4050	3/15/2018
Class A Common Stock	16,567	15.5000	3/15/2018
Class A Common Stock	9,075	15.2106	3/7/2018
Class A Common Stock	191,054	15.3000	3/7/2018
Class A Common Stock	51,065	14.8782	3/1/2018
Class A Common Stock	753,887	14.8800	3/1/2018
Class A Common Stock	258,299	14.9730	3/1/2018
Class A Common Stock	34,619	14.8010	2/28/2018
Class A Common Stock	16,827	15.0072	2/27/2018
Class A Common Stock	22,366	15.0944	2/27/2018
Class A Common Stock	14,517	14.9776	2/26/2018
Class A Common Stock	3,296	14.6935	2/23/2018
Class A Common Stock	24,599	14.7052	2/23/2018
Class A Common Stock	1,495	14.9499	2/22/2018
Class A Common Stock	11,176	14.9999	2/22/2018
Class A Common Stock	27,230	15.0191	2/22/2018
Class A Common Stock	380	14.9347	2/21/2018
Class A Common Stock	268	14.9392	2/21/2018
Class A Common Stock	5,588	14.9776	2/21/2018
Class A Common Stock	4,070	14.9885	2/21/2018
Class A Common Stock	45	14.2900	2/20/2018
Class A Common Stock	13,722	14.4609	2/20/2018
Class A Common Stock	16,540	13.9495	2/16/2018
Class A Common Stock	21,234	13.8410	2/15/2018
Class A Common Stock	11,333	14.0086	2/15/2018
Class A Common Stock	19,096	14.0775	2/14/2018
Class A Common Stock	28,102	14.1864	2/14/2018
Class A Common Stock	20,496	13.8194	2/13/2018
Class A Common Stock	2,250	13.3441	2/12/2018

LUGARD ROAD CAPITAL MASTER FUND, LP

Class A Common Stock	6,740	15.4050	3/15/2018
Class A Common Stock	27,193	15.5000	3/15/2018
Class A Common Stock	788	14.8782	3/1/2018
Class A Common Stock	11,612	14.8800	3/1/2018
Class A Common Stock	3,978	14.9730	3/1/2018
Class A Common Stock	26,653	15.0072	2/27/2018
Class A Common Stock	35,429	15.0944	2/27/2018
Class A Common Stock	22,994	14.9776	2/26/2018
Class A Common Stock	5,220	14.6935	2/23/2018
Class A Common Stock	38,964	14.7052	2/23/2018
Class A Common Stock	2,372	14.9499	2/22/2018
Class A Common Stock	17,727	14.9999	2/22/2018
Class A Common Stock	43,191	15.0191	2/22/2018
Class A Common Stock	603	14.9347	2/21/2018
Class A Common Stock	426	14.9392	2/21/2018
Class A Common Stock	8,864	14.9776	2/21/2018
Class A Common Stock	6,457	14.9885	2/21/2018
Class A Common Stock	70	14.2900	2/20/2018
Class A Common Stock	21,767	14.4609	2/20/2018
Class A Common Stock	26,237	13.9495	2/16/2018
Class A Common Stock	33,682	13.8410	2/15/2018
Class A Common Stock	17,976	14.0086	2/15/2018
Class A Common Stock	30,287	14.0775	2/14/2018
Class A Common Stock	44,571	14.1864	2/14/2018
Class A Common Stock	32,464	13.8194	2/13/2018
Class A Common Stock	3,563	13.3441	2/12/2018